July 9, 2014

Via Edgar and Email
DuchovnyD@sec.gov

Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re: Ashford Hospitality Trust, Inc.
Preliminary Proxy Statement on Schedule 14A filed by UNITE HERE
Filed June 26, 2014
File No. 001-31775

Dear Mr. Duchovny,

Thank you for your helpful comments on our preliminary proxy statement. We have reviewed them carefully and append both an amended proxy statement and a file containing copies of source materials.

As participants in a contested solicitation, we also acknowledge that we are responsible for the adequacy and accuracy of the disclosures made herein. We acknowledge staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, we acknowledge we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find below specific responses to your comments of July 3, 2014.

1.Prior conduct and current intentions: in every case we have filed preliminary documents there were legitimate reasons not to proceed, almost always because the issuer granted substantially all the relief sought by the proposal. In one case a solicitation became impractical after we filed (we filed a preliminary proxy statement to solicit for a special meeting at Ashford Hospitality Trust on October 30, 2013 to allow shareholders to vote on a proposed spin-off of Ashford Hospitality Prime. Six days later, before our filing had become effective, the company commenced the spin-off. It would not have been possible to hold a special meeting prior to the spin-off, so we did not proceed with the solicitation). In the present case, we intend to proceed with the solicitation even if the same circumstances arise (the spin-off is completed before the special meeting is held). First, the spin-off of Ashford Inc represents a fundamental change in AHT's business model, and we believe it is necessary and appropriate for shareholders to have a forum to assess and comment on this change. This will be the second occasion on which significant AHT assets are spun off without shareholder approval, and the company has on several occasions suggested further spinoffs may be forthcoming Finally, we have identified business to transact at the special meeting of AHT shareholders relevant to AHT independent of Ashford Inc.

2.Page numbers have been added.

3.Additions have been made at the end with the Items 2 and 6 information.

4.The text of our preliminary proxy statement has been footnoted, and indexed supporting documentation has been provided in the attachment.
a.The sentence has been clarified.
b.The statement has been amended to make use of a quote from Ashford Inc.'s registration statement.
c.We provide several recent articles from mainstream financial journals in which the merits of externally-managing publicly traded equity REITs are disputed, listed in the footnotes.

5.We have clarified our statement and provided an example of one way AHT is disadvantaged by the fee structure of the advisory agreement. We now refer the reader to a later section of the proxy statement where this claim is explained in much greater detail.

6.We hope our revisions have clarified the relationship between AHT, Ashford Inc and Ashford Prime. We've removed references to Ashford Advisors.

7.We have provided a specific reference to the data that suggest Ashford Prime might have been more expensive to manage externally.

8.We have clarified our statement, which now reviews evidence that externally managed equity REITs (not just Ashford Prime) are discounted by public markets.

9.We have amended our statement to provide examples of the sharp restrictions to shareholder rights contemplated by Ashford Inc.

10.We have amended Section I to clarify that the corporate governance issues we identify are included in Ashford Inc's organizational documents and are not management proposals.

11.We have clarified which provisions are included in AHT's organizational documents and which by exist by operation of state law.

12.The quotation has been corrected and a copy of the source attached.

13.Footnotes have been provided and a copy of the source attached.

14.Footnotes have been provided and a copy of the source attached.

15.The word "link" has been deleted.

16.AHT's board revised its bylaws on February 25, 2014 so the version you were looking at is now outdated: one of the amendments was to raise the threshold of support to call a special meeting from 25% of shares outstanding to a majority of shares outstanding. In these second amended and restated bylaws, it is Article 1, Section 3 that provides shareholders the right to call a special meeting.

17.See above, AHT bylaws were amended on February 25, 2014 to require a majority of shares outstanding to support a call for a special meeting.

18.We do not have a starting date in mind; it would be as soon as Staff has no further comments. (Obviously the definitive will contain at the top the date it is first released to shareholders. The deadline cannot yet been determined, as it depends on the company's response to our request for a solicitation record date.

19.We have clarified our resolutions to state that if the spinoff occurs before the meeting, Ashford Inc will be a separate legal entity and the six resolutions pertaining to Ashford Inc., if passed, would not be in the power of AHT's board to implement.

20.We have reordered our resolutions into two groups, those pertaining directly to AHT, and those pertaining to AHT's current subsidiary, Ashford Inc. This should help clarify former proposal 5.

21.This discussion was included in the event Staff thought these parts of Schedule 14A were necessary in this context, but they do not contain information material to a decision on whether to sign a request for a special meeting and we do not have access to more current information on the topics than the Company has and will include in the event actual votes are solicited for proposals for the meeting, and therefore we have deleted these topics.

22.The card has been marked as preliminary.

Please do not hesitate to contact me further at 1-800-622-0641 with any questions.

Sincerely,

Andrew J. Kahn

AJK:ja
Attachments